AM 11-30-2004 *

SECURITIES AND EXCHANGE COMMISSION

04014311

CM 11/30

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

RECEIVED NOV 26 2004 WASH, D.C. 213 SECTION PROCESSING

SEC FILE NUMBER
8- 5889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-03 (MM/DD/YY) AND ENDING 09-30-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway

(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran (650)525-7510

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.

(Name - *if individual, state last, first, middle name*)

333 Market Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Corcoran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin/Templeton Distributors, Inc. as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Mateo } ss.

SUBSCRIBED AND SWORN TO BEFORE ME ON
Nov. 22, 2004
BY Michael J. Corcoran.
Mary T. Sevilla
NOTARY PUBLIC
Notary Public

Signature

Chief Financial Officer
Title

MARY T. SEVILLA
COMM. # 1512685
NOTARY PUBLIC-CALIFORNIA
SAN MATEO COUNTY
COMM. EXP. SEPT. 11, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule lSc3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule lSc3.3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule lSc3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule lSc3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolid
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

PRICEWATERHOUSECOOPERS

SEC MAIL PROCESSING
RECEIVED
NOV 26 2004
WASH. D.C. 213
SECTION

Franklin/Templeton Distributors, Inc. and Subsidiaries

Report on Audit of Consolidated Statement of Financial Condition
September 30, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Registered Public Accounting Firm

Board of Directors of
Franklin/Templeton Distributors, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Franklin/Templeton Distributors, Inc. (a wholly-owned subsidiary of Franklin Resources, Inc.) and subsidiaries as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this consolidated financial statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 19, 2004

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2004

Assets	
Cash and cash equivalents	$ 178,607,225
Commission and distribution fees receivable	85,840,034
Receivable from Sponsored Funds	22,940,421
Investment securities, available for sale	149,313,775
Deferred sales commissions, net	48,341,136
Due from parent and affiliates	85,826,107
Property and equipment, net	438,420
Intangible assets, net	570,933,805
Prepaid expenses and other	3,344,221
Total assets	$ 1,145,585,144
Liabilities and Stockholder's Equity	
Liabilities	
Commission and distribution fees payable to dealers	$ 75,218,661
Trade payables and accrued expenses	115,140,736
Due to affiliates	79,033,835
Total liabilities	269,393,232
Commitments and contingencies (Note 8)	
Stockholder's equity	
Common stock, $1.00 par value, 20,000 shares authorized; 2,355 shares issued and outstanding	2,355
Capital in excess of par value	1,728,266,783
Accumulated other comprehensive income	916,083
Accumulated deficit	(852,993,309)
Total stockholder's equity	876,191,912
Total liabilities and stockholder's equity	$ 1,145,585,144

The accompanying notes are an integral part of this consolidated financial statement.

1. Nature of Business

Franklin/Templeton Distributors, Inc. (the Company) is a wholly-owned subsidiary of Franklin Resources, Inc. (Franklin). The Company is registered with the Securities and Exchange Commission as a broker dealer and serves as the principal underwriter for the Franklin, Templeton and Mutual Series funds (the Sponsored Funds).

In September 2004, an investment advisory entity, a wholly-owned subsidiary of FRI, was reorganized as a subsidiary of the Company. The reorganization of the subsidiary has been accounted for in a manner similar to a pooling of interests because the Company and its subsidiary were under common control prior to the reorganization.

The Company acts as a distributor for its Sponsored Funds and receives commission and distribution fees. Commissions are earned primarily from Sponsored Funds sales. Distribution fees are generally based on the level of assets under management. These distribution fees include 12b-1 fees paid by the Sponsored Funds in reimbursement for distribution expenses incurred up to a maximum allowed by each fund. A significant portion of underwriting commissions and distribution fees are paid to selling intermediaries.

The Company's wholly-owned subsidiaries are registered investment advisors with the Securities and Exchange Commission. They earn revenue from providing investment advisory services to their Sponsored Funds. All services are provided under contracts that set forth the fees to be charged, generally based upon the level of assets in each fund. The contracts are subject to annual review by the Funds' Board of Directors/Trustees and shareholders.

2. Significant Accounting Policies

Basis of Presentation
The consolidated financial statement is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of estimates made by management. Actual amounts may differ from these estimates. The consolidated financial statement includes the accounts of Franklin/Templeton Distributors, Inc. and its wholly-owned subsidiaries. All material intercompany accounts and transactions between the Company and its subsidiaries have been eliminated from the consolidated financial statement.

Comprehensive Income
Total comprehensive income includes net loss and unrealized gains and losses on available-for-sale securities.

Cash and Cash Equivalents
Cash and cash equivalents consist principally of amounts held in money market funds for which an affiliate acts as investment adviser. Due to the relatively short-term nature of these instruments, the carrying value approximates fair value.

Investment Securities
The Company's subsidiaries hold investment securities in Sponsored Funds. The investments are carried at fair value, which is based on the last reported net asset value per share.

Deferred Sales Commissions
Sales commissions paid to financial intermediaries in connection with the sale of certain Sponsored Funds are deferred and amortized on a straight-line basis over a period of up to eighteen months, the period in which management estimates that they will be recovered from distribution plan payments and from contingent deferred sales charges.

With respect to certain Sponsored Funds' deferred sales commissions, the Company sells the right to future distribution plan payments and contingent deferred sales charges. Such sales are pursuant to an agreement with an affiliate of Franklin. For the year ended September 30, 2004, proceeds from the sale of these future revenue streams aggregated $107,279,776. There was no gain or loss on the sale.

Income Taxes
The Company is included in the consolidated Federal and combined California income tax returns of Franklin. Franklin allocates these income taxes to the Company using the separate return method with the exception that Franklin does not allocate to the Company tax benefits arising from its net operating losses. The Company files its state income tax returns, with the exception of California, on a separate basis.

Property and Equipment
Property and equipment are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives, generally 3-5 years. Expenditures for repairs and maintenance are charged to expense when incurred.

Intangible Assets
Intangible assets consist mainly of the estimated value of mutual fund management and other contracts from the acquisition of the assets Heine Securities Corporation. Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired.

The Company amortizes intangible assets over their estimated useful lives, ranging from 5 to 15 years, using the straight-line method, unless the asset is determined to have an indefinite useful life. Amounts assigned to indefinite-lived intangible assets primarily represent the value of contracts to manage assets in mutual funds, for which there is no foreseeable limit on the contract period and trade names.

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, indefinite-lived intangible assets and goodwill are no longer amortized.

The Company reviews intangible assets and goodwill, at least annually, to determine whether the value of the assets is impaired and the amortization periods are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs.

Intangible assets subject to amortization are reviewed for impairment at each reporting period on the basis of the expected future undiscounted operating cash flows without interest charges to be derived from these assets. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit, In estimating the fair value of the reporting

unit, we use valuation techniques based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target.

3. Investment Securities

Investments, available-for-sale, at September 30, 2004:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Sponsored Funds	$ 148,403,051	$ 1,086,750	$ (176,026)	$ 149,313,775

4. Intangible Assets

The following is a summary of intangible assets at September 30, 2004:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets	$ 31,546,000	$ (21,124,055)	$ 10,421,945
Goodwill and non-amortized intangible assets			
Goodwill	126,169,051	(13,399,462)	112,769,589
Management contracts	510,490,000	(62,747,729)	447,742,271
Total	$ 668,205,051	$ (97,271,246)	$ 570,933,805

Under prevailing standards, all goodwill and indefinite-lived intangible assets, including those acquired before initial application of SFAS 142, will not be amortized but will be tested for impairment at least annually. Accordingly, on October 1, 2001, the Company ceased amortization on goodwill and indefinite-lived assets. As of March 31, 2004, the Company completed the impairment testing of goodwill and indefinite-lived intangible assets under the guidance set out in SFAS 142 and determined that there is no impairment to the goodwill and indefinite-lived assets as of October 1, 2003.

5. Property and Equipment

The following is a summary of property and equipment at September 30, 2004:

Furniture and equipment	$ 8,851,364
Less: accumulated depreciation	(8,412,944)
	$ 438,420

6. Income Taxes

Deferred taxes as of September 30, 2004 of approximately $10.6 million related primarily to state net operating loss carryforwards, deferred sales commissions, depreciation on property and equipment and compensation accruals. A full valuation allowance has been recognized for all deferred amounts.

7. Liabilities Subordinated to Claims of General Creditors

For the period ended September 30, 2004, the Company did not have any liabilities subordinated to claims of general creditors.

8. Commitments and Contingencies

The Company leases office space and office equipment under agreements expiring at various dates through fiscal year 2005 which are accounted for as operating leases. Total lease expense for the year amounted to $967,666. Lease commitments under non-cancelable operating leases as of September 30, 2004 are:

2005	$ 1,153,429
2006	893,198
2007	893,198
2008	893,198
2009	893,198
Thereafter	11,620,729
	$ 16,346,950

Certain governmental investigations, proceedings, and actions are on-going. The Company cannot predict with certainty their eventual outcome. One action has been settled subsequent to year-end as described in Note 11.

9. Employee Benefit and Incentive Plans

Franklin sponsors a defined contribution and profit sharing plan covering substantially all employees of Franklin and its subsidiaries. The plan is funded on an annual basis as determined by the Board of Directors of Franklin.

Franklin sponsors an Annual Incentive Plan and other incentive programs covering certain employees of Franklin and its U.S. subsidiaries.

10. Related Party Transactions

Certain expenses are allocated to the Company for costs incurred by affiliated companies, which benefit the Company. Amounts due to affiliates relate to these transactions. Due from parent and affiliates represent primarily cash advances to parent.

Franklin has agreed to continue to provide the financial support necessary to fund the Company's operations.

11. Subsequent Event

On November 17, 2004, the Company reached an agreement with the California Attorney General's Office ("CAGO"), resolving the issues resulting from the CAGO's investigation concerning marketing support payments to securities dealers who sell fund shares. The Company continues to be in discussions towards resolving the Securities and Exchange Commission's (SEC) investigation related to this matter. The Company believes that the settlement of this matter is in the best interest of the Company and its fund shareholders. Under the terms of the settlement with the CAGO, the Company neither admits nor denies allegations in the complaint and has agreed to pay $2 million as a civil penalty, $14 million to Franklin Templeton funds and $2 million to the CAGO to cover costs. In addition to these amounts, a provision has been made for a potential settlement with the Security and Exchange Commission regarding similar matters. The total provision for governmental investigations, proceedings and actions included in these financial statements is $31,450,000.

12. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, no less than the greater of $250,000 or 2 percent of aggregate debit items. Since the Company does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2004, the Company had a net capital deficit of $3,307,430 which was $3,557,430 below its required minimum. The net capital deficit is the result of the recognition of the provision for governmental investigations, proceedings and actions as described in Note 11. In October 2004, the net capital deficit was remedied as the Company received approximately $76 million in cash as settlement of the Company's receivable from parent.